Exhibit 12.1
NaviSite, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands of dollars, except ratio amounts)

	Quarter Ended October 31,	Year Ended July 31,
	2007	2007	2006	2005	2004	2003

Net income from operations before income tax expense	$(3,643)	$(24,737)	$(12,758)	$(14,746)	$(21,353)	$(73,474)
Fixed charges	4,467	29,705	9,999	7,590	3,215	43,403

Earnings	824	4,968	(2,759)	(7,156)	(18,139)	(30,071)

Interest expensed	2,657	12,476	9,585	7,590	3,181	43,403
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,810	17,230	414	—	34	—

Fixed Charges	$ 4,467	$29,705	$9,999	$7,590	$3,215	$43,403

Ratio of earnings to fixed charges	0.18	0.17	(0.28)	(0.94)	(5.64)	(0.69)

Dollar amount of deficiency	$ 3,643	$24,737	$12,757	$14,745	$21,354	$73,474